

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

June 15, 2017

<u>Via E-Mail</u>
Marianne Lake
Executive Vice President and Chief Financial Officer
JPMorgan Chase & Co.
270 Park Avenue
New York, NY 10017

     Re: JPMorgan Chase & Co.
            Form 10-K for the Fiscal Year Ended December 31, 2016
            Filed February 28, 2017
            File No. 1-5805

Dear Ms. Lake:

     We refer you to our comment letter dated May 22, 2017 regarding business contacts with Syria and Sudan. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Sincerely,

               /s/ Cecilia Blye

               Cecilia Blye, Chief
               Office of Global Security Risk

    cc: Dietrich King
         Assistant Director